UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74090 / January 20, 2015

ADMINISTRATIVE PROCEEDING
File No. No. 3-16283

In the Matter of
 	
      FORUM NATIONAL
      INVESTMENTS, LTD.
 	
      Respondent.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO FORUM NATIONAL INVESTMENTS, LTD.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Forum National Investments, Ltd. ("Forum" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on November 19, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Forum National Investments, Ltd. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Respondent Forum (CIK No. 0001065579) was incorporated in British Columbia, Canada on September 22, 1995, and has its principal place of business in Toronto, Ontario. Forum's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Forum's stock traded on the OTC Bulletin Board under the symbol "FMNL" until February 1, 2013, when the British Columbia Securities Commission issued a cease trade order. Forum's stock now trades on the OTC Pink Sheets.

2.   Forum is delinquent in its reporting obligations under Section 13(a) of the Exchange Act having not filed a periodic report since it filed its annual report on Form 20-F for its fiscal year ended September 30, 2012.

3.   Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports.

4.   As a result of the foregoing, Respondent Forum failed to comply with Section 13(a) of the Exchange Act and Rule 13a-1 thereunder.

IV.

Section 12(j) of the Exchange Act provides that:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

As discussed above, Forum has not filed with the Commission annual reports since it filed its annual report on Form 20-F for its fiscal year ended September 30, 2012. Therefore, the Commission finds that it is necessary and appropriate for the protection of investors to revoke the registration of Forum's securities.

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary